Exhibit 12.1

PDC Energy, Inc.

Ratio of Earnings to Fixed Charges

(in 000’s)

	Year ended December, 31									Three Months Ended March 31,
	2008		2009	2010		2011		2012		2013
Earnings
Income (loss) from continuing operations before income taxes	$139,550		$(97,036)	$26,083		$34,364		(34,396)		$(63,447)

Fixed charges	31,629		39,403	35,197		40,670		51,542		14,135

Amortization of capitalized interest	744		991	788		676		906		256
Interest Capitalized	(2,618)		(751)	(301)		(1,703)		(1,238)		(222)

Total adjusted earnings (loss) available for fixed charges	$169,305		$(57,393)	$61,767		$74,007		16,814		$(49,278)

Fixed Charges
Interest and debt expense(a)	$28,132		$37,208	$33,250		$36,985		48,287		$13,357

Interest capitalized	2,618		751	301		1,703		1,238		222
Interest component of rental expense(b)	879		1,444	1,646		1,982		2,017		556

Total fixed charges	$31,629		$39,403	$35,197		$40,670		51,542		$14,135

Ratio of Earnings to Fixed Charges	5.4	x	— (c)	1.8	x	1.8	x	0.3	x(c)	— (c)

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the three months ended March 31, 2013, the year ended December 31, 2012 and the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $63.4 million, $34.7 million and $96.8 million, respectively.